Corporate Development Capital, LLC
Statement Of Changes In Members' Equity

	12 Months Ended December 31, 2015
Beginning of Period	$ 9,750.20
Plus: Net Income	(2,348.37)
Plus: Members' Contributions	-
Less: Member Distributions	-
MEMBERS' EQUITY END OF PERIOD	$ 7,401.83

See notes to financial statements.